

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
Michael Burkland
Chief Executive Officer
Five9, Inc.
Bishop Ranch 8
4000 Executive Parkway, Suite 400
San Ramon, CA 94583

>   Re: **Five9, Inc.**
>   **Amendment No. 3 to Confidential Draft Registration Statement on Form S-1**
>   **Submitted February 7, 2014**
>   **CIK No. 0001288847**

Dear Mr. Burkland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Face it Corporation-Consolidated Financial Statements

Revenue Recognition, page F-38

2.   We note your response to prior comment 11 and that you employ the stated renewal rate method to establish VSOE of fair value for your maintenance and support services. Please explain how you determined that VSOE of fair value for your maintenance and support services is substantive. We refer you to ASC 985-605-25-67.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Timothy R. Curry, Jones Day